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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939


                      Advanced Lighting Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Applicant)

                  32000 Aurora Road, Solon, Ohio  44139
-------------------------------------------------------------------------------
                               (Name of Applicant)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

       [      ]% Senior Notes Due 2011                    $114,685,000(1)
--------------------------------------------------------------------------------
                  Title of Class                              Amount


Approximate date of proposed public offering:        December 1, 2003
                                             -----------------------------------

Name and address of agent for service:    Wayne R. Hellman, Advanced Lighting
                                                   Technologies, Inc.,
                                      ------------------------------------------
                                          32000 Aurora Road, Solon, Ohio  44139
--------------------------------------------------------------------------------


                               DELAYING AMENDMENT

         The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

----------
(1) Amount estimated. Exact amount will depend on interest allowed on the Applicant's 8% Senior Notes Due 2008 (the "8% Senior Notes") pursuant to the Plan (defined in Section 2)

                                     GENERAL

1.   GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION AS TO THE APPLICANT:

     (a)  Form of organization: A corporation.

     (b)  State or sovereign power under the laws of which organized: Ohio


2. SECURITIES ACT EXEMPTION APPLICABLE. STATE BRIEFLY THE FACTS RELIED UPON BY THE APPLICANT AS A BASIS FOR THE CLAIM THAT REGISTRATION OF THE INDENTURE SECURITIES UNDER THE SECURITIES ACT OF 1933 IS NOT REQUIRED.

     The Applicant is currently a debtor-in-possession in the process of a Chapter 11 reorganization (Case No: 03 B 05255; US Bankruptcy Court for the Northern District of Illinois Eastern Division) and as part of The Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003 (the "Plan"), when and if approved in the bankruptcy proceeding, the Applicant will issue a new series of Senior Notes, to be issued under a new indenture, to holders of the Applicant's existing 8% Senior Notes under the Plan in exchange for such creditors' claims against the Applicant.

     Pursuant to Section 1145(a) of the U. S. Bankruptcy Code (11 U.S.C. Sec.
     1145), Section 5 of the Securities Act of 1933 and any State or local law requiring the registration for the offer or sale of a security or registration or licensing of an issuer of, underwriter of or broker or dealer in, a security does not apply to: the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan (a) in exchange for a claim against, an interest in, or a claim for an administrative expense in a case concerning, the debtor or such affiliate; or (b) principally in such exchange and partly for cash or property.

                                  AFFILIATIONS

3. AFFILIATES. FURNISH A LIST OR DIAGRAM OF ALL AFFILIATES OF THE APPLICANT AND INDICATE THE RESPECTIVE PERCENTAGES OF VOTING SECURITIES OR OTHER BASES OF CONTROL.

     Saratoga Lighting Holdings LLC ("Saratoga") is an affiliate of the Applicant as a result of its being (i) record and beneficial owner of 100% of Series A Preferred shares of Applicant and (ii) beneficial owner of 37.4% of the outstanding shares of Common Stock of the Applicant (includes 1,429,590 shares of Common Stock directly owned; 3,045,751 shares of Common Stock into which the Series A Preferred shares are convertible; and 5,566,514 shares as to which General Electric was granted irrevocable proxies from Messrs. Alan Ruud and Wayne Hellman [See Item 5]). General Electric Company has agreed to transfer to Saratoga certain rights which would make Saratoga beneficial owner of 50.1% of the Common Stock of the Company. Such transfer is subject to approval by the Applicant which has not been given. Saratoga is responsible for obtaining such approval. General Electric Company disclaims beneficial ownership of any shares of Applicant's Common Stock.

     The following subsidiaries are directly or indirectly owned 100% (voting securities) by Applicant unless otherwise noted:

     US SUBSIDIARIES:
     ADLT Realty Corp. I, Inc. (Ohio corp.)
     ADLT Services, Inc. (Ohio corp.)
     Advanced Lighting Technologies Australia, Inc. (Ohio corp.) Ballastronix (Delaware), Inc. (Delaware corp.)
     Deposition Sciences, Inc. (Ohio corp.)
     Microsun Technologies, Inc. (Ohio corp.)
     Venture Lighting International, Inc. (Ohio corp.)
              Subsidiaries:
              Advanced Lighting Technologies, Canada Inc. (Ontario) APL Engineered Materials, Inc. (Illinois Corp.)
                       Subsidiary:
                       APL Japan Co., Ltd  (Japan)
              Lighting Resources International, Inc. (Ohio corp.) Unison Fiber Optic Lighting Systems, LLC (Delaware LLC)
                       Subsidiary:
                       Advanced Cable Lite Corporation (Ohio corp.)
              Venture Power Systems Private Ltd (India)

     FOREIGN SUBSIDIARIES:
     Advanced Lighting Technologies Europe Ltd. (United Kingdom)
              Subsidiaries:
              -Venture Lighting International Pty Limited (South Africa) -Venture Lighting International FZE (Dubai, UAE)
              -Venture Lighting Europe Limited (United Kingdom)
              -Parry Power Systems Limited (United Kingdom)
     -ADLT Logistics Limited (United Kingdom)
     -Ruud Lighting Europe Limited (United Kingdom)
     Advanced Lighting Technologies (NZ) Ltd. (New Zealand)
     Lampway Direct Pty Limited (Australia)
     Lighting Resources Holdings (Mauritius) Limited (Mauritius)
              Subsidiary:
              Venture Lighting India Ltd. (India) *26% (63% owned directly by
                Applicant)
     Venture Lighting Power Systems, North America Inc. (Nova Scotia corp.) Venture Lighting South East Pty Limited (Singapore)


     As of the consummation of the Plan, Saratoga Lighting Holdings LLC will own 100% of the outstanding voting securities of the Applicant, subject to dilution as a result of the management equity incentive plan. Other affiliate relationships will remain unchanged.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. LIST THE NAMES AND COMPLETE MAILING ADDRESSES OF ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANT AND ALL PERSONS CHOSEN TO BECOME DIRECTORS OR EXECUTIVE OFFICERS. INDICATE ALL OFFICES WITH THE APPLICANT HELD OR TO BE HELD BY EACH PERSON NAMED.

----------------------------------------------------------------------------------------------------------------------
                  Name                               Address                            Office

----------------------------------------------------------------------------------------------------------------------
Wayne R. Hellman                    Advanced Lighting Technologies, Inc.        Chief Executive Officer and
                                    32000 Aurora Road                           Chairman of the Board of Directors
                                    Solon, Ohio 44139

Sabu Krishnan                       Advanced Lighting Technologies, Inc.        Chief Operating Officer and Director
                                    32000 Aurora Road
                                    Solon, Ohio 44139

Francis Beam                        Advanced Lighting Technologies, Inc.        Director
                                    32000 Aurora Road
                                    Solon, Ohio 44139

Theodore A. Filson                  Advanced Lighting Technologies, Inc.        Director
                                    32000 Aurora Road
                                    Solon, Ohio 44139

Louis S. Fisi                       Advanced Lighting Technologies, Inc.        Director
                                    32000 Aurora Road
                                    Solon, Ohio 44139

John Gonzales                       Advanced Lighting Technologies, Inc.        Director
                                    32000 Aurora Road
                                    Solon, Ohio 44139

A Gordon Tunstall                   Tunstall Consulting, Inc.                   Director
                                    13143 North Dale Mabry
                                    Tampa, FL  33618

Christian L. Oberbeck               Saratoga Partners                           Director Elect*
                                    535 Madison Avenue
                                    New York, NY 10022

Damon H. Ball                       Saratoga Partners                           Director Elect*
                                    535 Madison Avenue
                                    New York, NY 10022

Lee Bartolomei                      Deposition Sciences, Inc.                   Vice President
                                    3300 Coffey Lane
                                    Santa Rosa, CA  95403

Wayne Platt                         Advanced Lighting Technologies, Inc.        Vice-President
                                    32000 Aurora Road
                                    Solon, Ohio  44139

Steven C. Potts                     Advanced Lighting Technologies, Inc.        Chief Financial Officer
                                    32000 Aurora Road                           Secretary and Treasurer
                                    Solon, Ohio  44139



James Schoolenberg                  APL Engineered Materials, Inc.              Vice President
                                    2401 N. Willow Road
                                    Urbana, IL 61801

Christopher Zerull                  Advanced Lighting Technologies, Inc.        Chief Accounting Officer
                                    32000 Aurora Road
                                    Solon, Ohio 44139


*Appointed to fill vacancies on Board, subject to acceptance by each Director
 Elect.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. FURNISH THE FOLLOWING INFORMATION AS TO EACH PERSON OWNING 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE APPLICANT.

     As of September 15, 2003 :

---------------------------------------------------------------------------------------------------------------------
                 Col. A                  Col. B                        Col. C                       Col. D
            Name and Complete           Title of                                             Percentage of Voting
             Mailing Address           Class Owned                  Amount Owned               Securities Owned
---------------------------------------------------------------------------------------------------------------------
Alan J. Ruud                             Common                        3,638,287(1)                13.5%
Ruud Lighting, Inc.
9201 Washington Ave.
Racine, WI 53406

Saratoga Lighting Holdings LLC(2)        Common                        10,041,865(3)               37.4%
535 Madison Avenue                       Series A Preferred            761,250
New York, NY 10022

General Electric Company                 Common                        12,336,654(4)               36.7%
3135 Easton Turnpike
Fairfield, CT 06431

--------
(1) Includes 2,141,144 shares of Common Stock owned by Mr. Ruud individually and 1,497,143 shares of Common Stock which are subject to the terms of a voting trust agreement dated January 2, 1998 (the "Voting Trust") or an irrevocable proxy (collectively, the "Voting Trust Shares"). The purpose of the Voting Trust Agreement and proxies is to provide Mr. Ruud with the power to vote all of the 1,497,143 shares of Common Stock held by the signatories to the Voting Trust Agreement. The Voting Trust Shares include all shares individually owned by Messrs. Donald Wandler, Theodore O. Sokoly, Christopher A. Ruud, and Ms. Cynthia
A. Johnson. Mr. Ruud granted to General Electric proxies with respect to shares owned by him individually and with respect to the Voting Trust Shares. General Electric agreed to transfer beneficial ownership of these shares to Saratoga. Pursuant to the agreement, prior to getting any required consent to the transfer of the rights under the Proxy Shares, General Electric may not exercise its rights under these proxies except at the direction of Saratoga Lighting Holdings LLC. As a result, all shares listed as owned by Mr. Ruud are also included in the shares beneficially owned by Saratoga and General Electric. General Electric disclaims beneficial ownership of these shares.
(2) Shares beneficially owned by Saratoga Lighting Holdings LLC are also beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC; Saratoga Associates IV LLC; Saratoga Management Company LLC; John P. Birkelund; Charles P. Durkin, Jr.; and Christian L. Oberbeck, each at the same mailing address as Saratoga.
(3) Includes 1,429,590 shares of Common Stock directly owned; 3,045,761 shares of Common Stock into which the Series A Preferred shares are convertible; and 5,566,514 shares ("Proxy Shares") as to which General Electric was granted irrevocable proxies from Mr. Ruud (discussed above) and from Mr. Wayne Hellman, on similar terms. Pursuant to an agreement by General Electric to transfer beneficial ownership of these shares to Saratoga, prior to getting any required consent to the transfer of the rights under the Proxy Shares, General Electric may not exercise its rights under these proxies except at the direction of Saratoga. Saratoga and General Electric totals both include all Proxy Shares, and all shares in Mr. Ruud's total are Proxy Shares.
(4) Includes 6,770,140 shares of Common Stock which General Electric has a contractual right to acquire, as to all of which General Electric disclaims beneficial ownership. General Electric has agreed to transfer beneficial ownership of these shares to Saratoga. Such transfer is subject to approval by the Applicant which has not been given. Saratoga is responsible for obtaining such approval. Also includes 5,566,514 Proxy Shares. Pursuant to an agreement by General Electric to transfer beneficial ownership of these shares to Saratoga, prior to getting any required consent to the transfer of the rights under the Proxy Shares, General Electric may not exercise its rights under these proxies except at the direction of Saratoga. Saratoga and General Electric totals both include all Proxy Shares, and all shares in Mr. Ruud's total are Proxy Shares.

As of the consummation of the Plan, Saratoga Lighting Holdings LLC will own 100% of the outstanding voting securities of the Applicant, subject to dilution as a result of the management equity incentive plan.

                                  UNDERWRITERS

6. UNDERWRITERS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF (A) EACH PERSON WHO WITHIN THREE YEARS PRIOR TO THE DATE OF FILING THE APPLICATION, ACTED AS AN UNDERWRITER OF ANY SECURITIES OF THE OBLIGOR WHICH WERE OUTSTANDING ON THE DATE OF FILING THE APPLICATION, AND (B) EACH PROPOSED PRINCIPAL UNDERWRITER OF THE SECURITIES PROPOSED TO BE OFFERED. AS TO EACH PERSON SPECIFIED IN (A), GIVE THE TITLE OF EACH CLASS OF SECURITIES UNDERWRITTEN.

(a) Raymond James & Associates Inc. and Sanders Morris Harris, Inc. acted as agents for the Applicant in the sale of 1,700,000 shares of Common Stock, par value $.001 per share, of the Applicant, pursuant to a Registration Statement under the Securities Act of 1933 on Form S-3 (Registration No. 333-58613) declared effective August 31, 2000. Their mailing addresses are:

     Raymond James & Associates Inc.          Sanders Morris Harris, Inc.
     880 Carillon Parkway                     3100 Chase Tower
     St. Petersburg, FL  33716                Houston, TX  77002

(b)  None

                               CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) Furnish the following information as to each authorized class of securities of the Applicant.

     As of September 15, 2003 (insert date within 31 days)

-------------------------------------------------------------------------------
             Col. A.                  Col. B.                   Col. C
         Title of Class        Amount Authorized       Amount Outstanding
-------------------------------------------------------------------------------

    Common                        80,000,000                   23,807,347

    Series A Preferred             1,000,000                      761,250

    8% Senior Notes Due 2008*   $150,000,000                 $100,000,000

          *Following the Effective Date of the Plan, the 8% Senior Notes Due 2008 will cease to be outstanding and will be exchanged for the Senior Notes Due 2011.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          Common shares have one vote per share and Series A Preferred Shares have four votes per share on matters to be voted on by the shareholders. Under certain circumstances Series A Preferred Shareholders are entitled to a separate vote by class.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. INSERT AT THIS POINT THE ANALYSIS OF INDENTURE PROVISIONS REQUIRED UNDER SECTION 305(a)(2) OF THE ACT.

     SENIOR NOTES DUE 2011

     GENERAL

              Applicant will issue the Senior Notes Due 2011 on the Effective Date of the reorganization plan. The Indenture has been filed with the SEC and is an exhibit to this Form T-3. Interest on the Senior Notes Due 2011 is payable on March 15 and September 15 of each year. The Senior Notes Due 2011 do not have any sinking fund.

              Ranking. The Senior Notes Due 2011, will be unsecured senior indebtedness and will rank equally (pari passu) with existing and future unsubordinated unsecured indebtedness of the Applicant. The Senior Notes Due 2011 will be senior in right of payment to all subordinated indebtedness of the Applicant. The Senior Notes Due 2011 will be effectively subordinated to all secured indebtedness of Applicant and its subsidiaries with respect to the collateral securing the secured indebtedness. The Senior Notes Due 2011 will be effectively subordinated to all liabilities of Applicant's subsidiaries, including trade payables.

              Important Covenants. The Indenture contains covenants that, among other things, limit the ability of Applicant and of its subsidiaries to
              - incur indebtedness,
              - pay dividends,
              - prepay subordinated indebtedness,
              - repurchase capital stock,
              - make investments,
              - create liens,
              - engage in transactions with stockholders and affiliates,
              - sell assets, and
              - with respect to Applicant, engage in mergers and consolidations.

              However, these limitations are subject to a number of important qualifications and exceptions as set forth in the Indenture.

               Optional Redemption. The Senior Notes Due 2011 are redeemable at the option of Applicant, in whole or in part: (A) at least four years following the Effective Date of the plan upon terms to be determined upon determination of the interest rate and (B) up to 35% of the original principal amount of Senior Notes Due 2011 will be redeemable on or before [________], 2007 from the proceeds of certain public equity offerings by the Applicant.

     (A) EVENTS OF DEFAULT/WITHOLDING OF NOTICE

              An event of default will occur with respect to the Senior Notes Due 2011 if:
              - Applicant fails to pay interest with respect to any Senior Note Due 2011, and the failure continues for a period of 30 days;
              - Applicant fails to pay principal or any premium with respect to any Senior Note Due 2011 when due, whether it is due because the Senior Notes Due 2011 mature, are called for redemption or otherwise;
              - Applicant or any subsidiary fails to perform or breaches any covenants relating to mergers, consolidations and transfers of assets;
              - Applicant or any subsidiary fails to perform or breaches any other covenants or warranties in the indenture or any Senior Note Due 2011 and that breach or failure continues for a period of 30 days after notice to Applicant as provided in the Indenture;
              - More than $7,500,000 in principal amount of other debt of Applicant or its subsidiaries is accelerated -- unless the acceleration is rescinded within 30 days - or Applicant or its subsidiaries fail to make a principal payment at maturity of any debt of more than $7,500,000 -- unless the payment is made, waived or extended within 30 days;
              - Applicant or its subsidiaries are ordered by a court to pay an uninsured amount in excess of $7,500,000 and the amount is not paid or otherwise discharged within 30 days, unless we are appealing the order in good faith; or

              - events of bankruptcy, insolvency or reorganization of Applicant described in the Indenture.

              The Indenture permits the trustee to withhold notice to the holders of the Senior Notes due 2011 of the occurrence of a default if the trustee considers it to be in the interest of the holders. However, the trustee must give notice of our failure to pay principal, any premium or any interest or to make any sinking fund payment. The Indenture permits the Applicant to designate subsidiaries (which are small at the time of designation, and which do not violate investment restrictions) as exempt from the default provisions.

              The Indenture provides that if an event of default with respect to the Senior Notes Due 2011 occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes Due 2011 may declare the principal amount of all the Senior Notes Due 2011 to be due and payable immediately. However, under some circumstances, this declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the Senior Notes Due 2011 then outstanding.

              The Trust Indenture Act requires the trustee to act with the requisite standard of care during an event of default. Otherwise, a trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Senior Notes Due 2011 unless such holders have offered the trustee reasonable indemnity. Subject to the foregoing, holders of a majority in principal amount of the outstanding Senior Notes Due 2011 have the right, subject to limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture. Under the Indenture, Applicant is required to furnish to the trustee annually a statement as to our performance of some of our obligations under the Indenture and as to any default in such performance. Applicant is also required to deliver to the trustee, within five days after occurrence, written notice of any event which after notice or lapse of time or both would constitute an event of default.

              The holder of any Senior Note Due 2011 has the right, which is absolute and unconditional, to receive payment of the principal, any premium and any interest on the Senior Note Due 2011 when they are due -- subject to any extension right in the Senior Note Due 2011 -- and to sue Applicant for any payment, and that right shall not be impaired without the consent of the holder.


     (B) AUTHENTICATION AND DELIVERY / APPLICATION OF PROCEEDS

              Two officers are required to sign the Senior Notes Due 2011 for the Applicant by manual or facsimile signature. A Senior Note Due 2011 will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Senior Note Due 2011 has been authenticated under the Indenture.

              The Applicant will not receive any proceeds from the issuance of the Senior Notes Due 2011. All existing 8% senior notes that are properly tendered to the Applicant will be cancelled.

     (C) RELEASE/ RELEASE AND SUBSTITUTION OF PROPERTY

              The Indenture does not initially require or create a lien upon any property or assets of the Applicant. The Senior Notes Due 2011 will be general unsecured obligations of the Applicant.

     (D) SATISFACION AND DISCHARGE

              Applicant may discharge its obligations with respect to any series of Senior Notes Due 2011 that have not already been delivered to the trustee for cancellation and that:
              - have become due and payable;
              - will become due and payable within one year; or
              - are scheduled for redemption within one year.

              To discharge the obligations with respect to the Senior Notes Due 2011, Applicant must deposit with the trustee, in trust, an amount of funds in U.S. dollars sufficient to pay the entire amount of principal of, and any premium or interest on, the Senior Notes Due 2011 to the date of the deposit if the Senior Notes Due 2011 have become due and payable or to the maturity of the Senior Notes Due 2011, as the case may be.

              Applicant may elect:

              - to defease and be discharged from any and all obligations with respect to the Senior Notes Due 2011, which we refer to as "legal defeasance"; or
              - to be released from our covenant obligations, which we refer to as "covenant defeasance."
              In the case of legal defeasance, Applicant will still retain some obligations in respect of the Senior Notes Due 2011, including our obligations:
              - to pay Additional Amounts, if any, upon the occurrence of applicable events of taxation, assessment or governmental charge with respect to payments on the Senior Notes Due 2011;
              - to register the transfer or exchange of the Senior Notes
     Due 2011;
              - to replace temporary or mutilated, destroyed, lost or stolen Senior Notes Due 2011; and
              - to maintain an office or agency with respect to the Senior Notes Due 2011 and to hold monies for payment in trust.

              After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the Senior Notes Due 2011.

              To elect either legal defeasance or covenant defeasance, Applicant must deposit with the trustee, in trust, an amount, in U.S. dollars or in government obligations, as defined below, or both, applicable to the Senior Notes Due 2011 which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal, any premium and any interest on those debt securities on their scheduled due dates. If Applicant knows that additional amounts with respect to the Indenture will be payable and can determine the amount which will be payable, those amounts must also be deposited in trust.

              In addition, Applicant can only elect legal defeasance or covenant defeasance if, among other things:

              the applicable defeasance does not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Applicant is a party or by which Applicant is bound;

              - no default or event of default with respect to the Senior Notes Due 2011 shall have occurred and be continuing on the date of the establishment of the trust and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of the establishment of the trust; and

              - Applicant has delivered to the trustee an opinion of counsel to the effect that the holders of the Senior Notes Due 2011 will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred, and the opinion of counsel, in the case of legal defeasance, must refer to and be based upon a letter ruling of the IRS received by us, a Revenue Ruling published by the IRS or a change in applicable U.S. federal income tax law occurring after the date of the Indenture.

              If Applicant effects a covenant defeasance with respect to the Senior Notes Due 2011, and the Senior Notes Due 2011 are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on the Senior Notes Due 2011 at the time of the stated maturity, but may not be sufficient to pay amounts due on the Senior Notes Due 2011 at the time of the acceleration resulting from the event of default. However, Applicant would remain liable for payment of the amounts due at the time of acceleration.

     (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

              The Indenture requires certain officers of the Applicant to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Applicant and its subsidiaries and the Applicant's and its subsidiaries' performance under the Indenture and that the Applicant has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The applicant will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.


9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

     None.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises -

     (a)      Pages numbered 1 to 12, consecutively.
     (b) The Statement of Eligibility on Form T-1 of the trustee under the indenture to be qualified. [To be filed by Amendment]
     (c) The following exhibits in addition to those filed as a part of the Statement of Eligibility on Form T-1.

                                -----------------

                                  EXHIBIT INDEX


                                                                                                 PREVIOUS FILING IF
    EXHIBIT                                                                                         INCORPORATED
    NUMBER                                            DESCRIPTION                                    BY REFERENCE
-----------------------------------------------------------------------------------------------------------------------

         Subject to Rule T-7A-29 permitting incorporation of exhibits by reference, the following exhibits are to be filed as a part of the application for qualification:

Exhibit T3A                Second Amended and Restated Articles of Incorporation                          (1)
                           filed September 26, 1995

                           Certificate of Adoption of Amended Articles of                                 (1)
                           Incorporation filed February 12, 1997

                           Certificate of Adoption of Third Amendment to Second                           (2)
                           Amended and Restated Articles of Incorporation filed
                           October 6, 1999 (Form 10-Q/A [Exhibit 3.2])

                           Certificate of Adoption of Fourth Amendment to Second                          (3)
                           Amended and Restated Articles of Incorporation filed
                           March 16, 2000

Exhibit T3B                Code of Regulations                                                            (4)

Exhibit T3C.               Form of Indenture

Exhibit T3D.               Not applicable.

Exhibit T3E.               [To be filed by Amendment.]

Exhibit                    T3F. A cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) inclusive, of the Act. [Included in Form of Indenture,
                           Exhibit T3C]

Exhibit T3G.               Statement  of  Eligibility  on  Form  T-1 of  the  trustee  under  the  indenture  to be qualified [To be filed by Amendment]

----------------

(1) Incorporated by reference to referenced Exhibit in Company's Annual Report on Form 10-K for the annual period ended June 30, 2002 filed October 10, 2002

(2) Incorporated by reference to referenced Exhibit in Company's Quarterly Report on Form 10-Q/A for the Quarterly Period ended September 30, 1999 filed January 14, 2000.

(3) Incorporated by reference to referenced Exhibit in Company's Annual Report on Form 10-K for the Annual Period ended June 30, 2000 filed September 27, 2000.

(4) Incorporated by reference to referenced Exhibit in Company's Registration Statement on Form S-1, Registration No. 33-97902, effective December 11, 1995.



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



                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Advanced Lighting Technologies, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Solon and State of Ohio, on the 9th day of October, 2003.


                                          ADVANCED LIGHTING TECHNOLOGIES, INC.


(SEAL)                                    By: /s/ Wayne R. Hellman
                                              --------------------------------
                                                   Wayne R. Hellman
                                                   CEO and Chairman


Attest: /s/ Christopher Zerull              By: /s/ Steven C. Potts
        -----------------------             -------------------------------
            Christopher Zerull                     Steven C. Potts
                                                   Secretary




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